# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Joint Stock Co Kaspi.kz, CIK 0001985487
CUSIP: 48581R205
Title of class of securities: American depositary shares, no par value, each representing one common share of the Issuer, no par value ("ADSs")
Address of issuer's principal executive offices: 154A Nauryzbai Batyr Street, Almaty, Kazakstan (1P), 050013
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-118002
Filed by CIK 0002025162

## Reporting persons
- Asia Equity Partners Limited: type of reporting person: other (OO); citizenship or place of organization: Cyprus (G4); sole voting power 0; shared voting power 13,870,945; sole dispositive power 0; shared dispositive power 13,870,945; aggregate amount beneficially owned 13,870,945 (7.3% of the class)
  Comment: Percent set out in Row 11 is based on 190,784,522 common shares of the Issuer outstanding as of September 30, 2025, as reported in the Issuer's interim condensed consolidated financial information for the nine months ended September 30, 2025, as set out in the Issuer's Form 6-K furnished with the Securities and Exchange Commission (the "SEC") on November 13, 2025.
- Baring Fintech Nexus Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 13,870,945; sole dispositive power 0; shared dispositive power 13,870,945; aggregate amount beneficially owned 13,870,945 (7.3% of the class)
  Comment: Percent set out in Row 11 is based on 190,784,522 common shares of the Issuer outstanding as of September 30, 2025, as reported in the Issuer's interim condensed consolidated financial information for the nine months ended September 30, 2025, as set out in the Issuer's Form 6-K furnished with the SEC on November 13, 2025.
- Baring Fintech Private Equity Fund III L.P.1: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 13,870,945; sole dispositive power 0; shared dispositive power 13,870,945; aggregate amount beneficially owned 13,870,945 (7.3% of the class)
  Comment: Percent set out in Row 11 is based on 190,784,522 common shares of the Issuer outstanding as of September 30, 2025, as reported in the Issuer's interim condensed consolidated financial information for the nine months ended September 30, 2025, as set out in the Issuer's Form 6-K furnished with the SEC on November 13, 2025.
- Baring Fintech Fund III (GP) LP: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 13,870,945; sole dispositive power 0; shared dispositive power 13,870,945; aggregate amount beneficially owned 13,870,945 (7.3% of the class)
  Comment: Percent set out in Row 11 is based on 190,784,522 common shares of the Issuer outstanding as of September 30, 2025, as reported in the Issuer's interim condensed consolidated financial information for the nine months ended September 30, 2025, as set out in the Issuer's Form 6-K furnished with the SEC on November 13, 2025.
- Baring Fintech Fund III Managers Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 13,870,945; sole dispositive power 0; shared dispositive power 13,870,945; aggregate amount beneficially owned 13,870,945 (7.3% of the class)
  Comment: Percent set out in Row 11 is based on 190,784,522 common shares of the Issuer outstanding as of September 30, 2025, as reported in the Issuer's interim condensed consolidated financial information for the nine months ended September 30, 2025, as set out in the Issuer's Form 6-K furnished with the SEC on November 13, 2025.

## Item 1. Issuer
Name of issuer: Joint Stock Co Kaspi.kz
Address of issuer's principal executive offices: 154A Nauryzbai Batyr Street Almaty, Kazakhstan, 050013

## Item 2. Person Filing
Name of person filing:
This filing is being made on behalf of (collectively, the "Reporting Persons"):
Asia Equity Partners Limited ("AEPL");
Baring Fintech Nexus Limited ("BFNL");
Baring Fintech Private Equity Fund III L.P.1 ("BF Fund III L.P.1");
Baring Fintech Fund III (GP) LP ("BF Fund III (GP) LP"); and
Baring Fintech Fund III Managers Limited ("BF Fund III ML").
Address of principal business office or, if none, residence: The principal business office of AEPL is 32 Kritis Street, Papachristoforou Building, 4th Floor, 3087 Limassol, Cyprus. The principal business office of BFNL is Unit 1, Houmet House, Rue Des Houmets, Castel, Guernsey GY5 7XZ, Channel Islands. The principal business office of each of BF Fund III L.P.1, BF Fund III (GP) LP and BF Fund III ML is Ground Floor, Plaza House, Admiral Park, St Peter Port, Guernsey GY1 2HU, Channel Islands.
Citizenship: AEPL is a limited company organized under the laws of Cyprus. BFNL and BF Fund III ML are non-cellular companies organized under the laws of Guernsey. BF Fund III L.P.1 and BF Fund III (GP) LP are partnerships organized under the laws of Guernsey.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See Item 11 of the attached cover pages. The percentages reported in Item 11 of the attached cover pages are based on 190,784,522 common shares of the Issuer outstanding as of September 30, 2025, as reported in the Issuer's interim condensed consolidated financial information for the nine months ended September 30, 2025, as set out in the Issuer's Form 6-K furnished with the SEC on November 13, 2025.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition:
See the responses to Item 8 on the attached cover pages.

13,870,945 ADSs are owned directly by AEPL and may be deemed to be beneficially owned by BFNL, BF Fund III L.P.1, BF Fund III (GP) LP and BF Fund III ML because (i) BFNL is the controlling shareholder of AEPL, (ii) BF Fund III L.P.1 is the controlling shareholder of BFNL, (iii) BF Fund III (GP) LP is the general partner of BF Fund III L.P.1 and (iv) BF Fund III ML is the general partner of BF Fund III (GP) LP. Voting and investment control over the ADSs held by AEPL is exercised by the board of directors of AEPL, which is comprised of Holly Nielsen, Marina Ushakova and Stathia Dimofanous. Each of the Reporting Persons (other than AEPL), each member of the board of directors of AEPL and each of the affiliated entities of the Reporting Persons and the officers, partners, members and managers thereof disclaims beneficial ownership of the ADSs held by AEPL.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement, dated as of February 13, 2026, among AEPL, BFNL, BF Fund III L.P.1, BF Fund III (GP) LP and BF Fund III ML.

## Signatures
- Asia Equity Partners Limited: /s/ Stathia Dimofanous, Stathia Dimofanous, Director (02/13/2026)
- Baring Fintech Nexus Limited: /s/ Julian Timms, Julian Timms, Director (02/13/2026)
- Baring Fintech Private Equity Fund III L.P.1: /s/ Julian Timms, Julian Timms, Director, on behalf of Baring Fintech Fund III Managers Limited (02/13/2026)
- Baring Fintech Fund III (GP) LP: /s/ Julian Timms, Julian Timms, Director, on behalf of Baring Fintech Fund III Managers Limited (02/13/2026)
- Baring Fintech Fund III Managers Limited: /s/ Julian Timms, Julian TimmsDirector (02/13/2026)